

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 23, 2016

Michael Scott Maguire
President and Chief Executive Officer
Xenetic Biosciences, Inc.
99 Hayden Ave, Suite 230
Lexington, MA 02421

      Re: Xenetic Biosciences, Inc.
              Registration Statement on Form S-1
              Filed May 9, 2016
              File No. 333-211249

Dear Mr. Maguire:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1.   Your prospectus indicates that this is a unit offering. Accordingly, please revise the fee table to reflect that you are registering units. Also, refer to the Division's Compliance and Disclosure Interpretations, Securities Act Rules, Questions 240.05 and 240.06, and revise (i) the fee table and (ii) the accompanying note discussion to clarify the basis for your fee calculation.

Prospectus Cover Page

2.   Please revise the cover page to explain that there is no established public trading market for your common stock and that share prices on an over-the-counter marketplace may not be indicative of the market price of your common stock on the NASDAQ Capital Market.

Use of Proceeds, page 39

3.   We note your disclosure on page 96 that you entered into a forbearance agreement relating to the outstanding loan amount of $395,000 due to SynBio, which deferred collection until the earlier of the completion of a $7 million capital raise or June 30, 2016. Accordingly, please disclose, as applicable, the use of proceeds to repay the loan as well as the interest rate of the loan. Refer to Instruction 4 of Item 504(b) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, pages F-1 and F-2

4.   Please include a report that provides for the audit and opinion related to the financial statements as of and for the year ended December 31, 2014 after the effects of the adjustments to retrospectively apply the change in par value described in Note 11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Mitchell D. Goldsmith, Esq.
Taft Stettinius & Hollister